UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 6)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Foundation Medicine, Inc.

(Name of Subject Company)

Foundation Medicine, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

350465100

(CUSIP Number of Class of Securities)

Michael J. Pellini, M.D.

President and Chief Executive Officer

Foundation Medicine, Inc.

150 Second Street

Cambridge, MA 02141

(617) 418-2200

With copies to:

Stuart M. Cable, Esq.	Robert W. Hesslein, Esq.
Lisa R. Haddad, Esq.	Senior Vice President, General Counsel
Kingsley L. Taft, Esq.	and Secretary
Goodwin Procter LLP	Foundation Medicine, Inc.
Exchange Place	150 Second Street
Boston, MA 02109	Cambridge, MA 02141
(617) 570-1000	(617) 418-2200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the United States Securities and Exchange Commission (the “SEC”) on February 2, 2015 (as amended or supplemented from time to time, the “Schedule 14D-9”) by Foundation Medicine, Inc., a Delaware corporation (“Foundation”). The Schedule 14D-9 relates to the tender offer by Roche Holdings, Inc., a Delaware corporation (“Offeror”), to purchase up to 15,604,288 shares of Foundation’s common stock, par value $0.0001 per share (each, a “Share”), representing, when added to the Shares already owned by Roche Holding Ltd, an indirect parent of Offeror, and its subsidiaries, and together with the 5,000,000 newly issued Shares to be purchased by Offeror in consideration of Offeror’s primary investment in Foundation of $250 million in cash (the “Issuance”), up to approximately 56.3% of the outstanding Shares on a fully diluted basis at the closing of the Issuance, at a purchase price of $50.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Offeror with the SEC on February 2, 2015. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by adding a new section immediately prior to the section beginning with the heading “Cautionary Statement Regarding Forward-Looking Statements”, as set forth below:

Expiration of the Offer.

At 12:00 midnight, New York City time, at the end of the day on Monday, April 6, 2015, the Offer expired as scheduled and was not extended. Offeror was advised by Citibank, N.A., the depositary for the Offer (the “Depositary”) that, as of the Expiration Date, a total of 17,484,326 Shares (excluding all Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) were validly tendered into and not withdrawn from the Offer. In addition, Notices of Guaranteed Delivery have been delivered with respect to 1,859,149 Shares.

The number of Shares tendered into the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied, Offeror accepted for payment 15,604,288 Shares validly tendered into and not withdrawn from the Offer. Payment for such Shares will be based on the final proration factor, including any adjustments necessary to avoid purchases of fractional Shares, and will be made promptly in accordance with the terms of the Offer, which is expected to be on or about April 14, 2015. Offeror will announce the final proration results once the proration calculation has been completed by the Depositary. All Shares tendered into but not accepted for payment in the Offer will be returned to the tendering stockholders.

On April 7, 2015, Offeror completed its previously-announced primary investment in Foundation of $250 million in cash to purchase the Issuance Shares at a price of $50.00 per Share, which Shares have been approved for listing on the NASDAQ Global Select Market. On April 7, 2015, (a) the Foundation Charter Amendments became effective, and (b) each of the Investor Rights Agreement, the Amendment to Existing IRA, the Tax Sharing Agreement, the R&D Collaboration Agreement, the U.S. Education Collaboration Agreement, the Ex-U.S. Commercialization Agreement and the IVD Term Sheet became effective pursuant to the terms of the respective agreement.

On April 7, 2015, Offeror issued a press release announcing the expiration of the Offer and the acceptance for payment of 15,604,288 Shares validly tendered into and not withdrawn from the Offer. The full text of the press release is filed as Exhibit (a)(19) hereto and is incorporated herein by reference. Also on such date, Foundation issued a press release announcing the closing of the Investment and related matters. The full text of the press release is included as Exhibit (a)(20) to this Schedule 14D-9 and is incorporated herein by reference.

ITEM 9.	EXHIBITS.

Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits to the exhibit index:

		Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith
(a)(19)	Press Release issued by Roche Holdings, Inc. on April 7, 2015	Schedule TO	4/7/15	(a)(5)(vii)

(a)(20)	Press Release issued by Foundation Medicine, Inc. on April 7, 2015	Form 8-K	4/7/15	99.1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

FOUNDATION MEDICINE, INC.

Dated: April 7, 2015	By:	/s/ Robert W. Hesslein
	Name:	Robert W. Hesslein
	Title:	Senior Vice President, General Counsel and Secretary